Exhibit 99.28

NexTech Acquires High Volume 3D Scan Equipment
to Accelerate 3D Asset Creation

New York, NY and Toronto, ON – April 10th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) announced today that it has acquired a high volume 3D scanner for 3D digital asset creation. The new equipment can scan as many as 300 objects per day; previously the Company was only able to complete 12 object scans per day. The increase in scanning volume is of critical importance as the Company continues to sign up new customers to its AR eCommerce platform. One of the key drivers of the business for AR eCommerce is NexTech’s ability to streamline 3D digital asset creation for physical goods, which this 3D scanner acquisition achieves.

“A key part of our AR eCommerce business will be to leverage technologies that allow us to democratize and streamline 3D digital asset creation for physical goods,“ said Evan Gappelberg, CEO of NexTech. The big AR eCommerce players like Wayfair, IKEA and HOUZZ have their own in-house scanning capabilities, but they aren’t offering it as a service to others. With our new ability to offer others 300 2D-3D scans per day we are effectively lowering AR adoption barriers by utilizing technologies that democratize and streamline 3D digital asset creation at scale.”

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used across all commerce.

NexTech’s ‘full funnel’ end-to-end eCommerce solution for the AR industry includes offering 3D product capture, 3D ads for Facebook and Google as well as ‘Try it On’ technology for online apparel, 3D and 360 degree product views and ‘one click buy.’ The platform is affordable, scalable, customizable, and most importantly, easy to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere. Online retailers can subscribe to NexTech’s state of the art, 3D AR/AI solution for $79/mo. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.